Exhibit 14.1

Code of Ethics of the Company

MEII expects a reasonable level of responsible and appropriate conduct by individuals in the course of employment and while engaged in Company business. MEII expects that employees will conduct themselves in a mature and responsible manner while engaged in Company business on or off Company premises.

In general, the standards of conduct which are expected of MEII employees and, which reciprocally, MEII employees may expect of the company, are:
•	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•
Avoidance of conflicts of interest, including disclosure to an appropriate person or persons identified in the course of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

•
Full, fair, accurate, timely and understandable disclosure in reports and documents that a company files with, or submits to, government authorities and in other public communications made by the company;

•	Compliance with applicable governmental laws, rules and regulations;
•	The prompt internal reporting to an appropriate person or persons of violations of the code; and
•	Accountability and adherence to the code of ethics.

Reciprocally, MEII pledges to its employees to treat them:
•	Honestly
•	Ethically
•	Fairly
•	With full compliance with applicable governmental laws, rules and regulations;
•	As per the terms outlined in the company policy manual.